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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, Suite 5200
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter (312) 499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/1

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/14

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Members of
M3 Capital Partners LLC:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations and comprehensive loss, of changes in members' equity and of cash flows present fairly, in all material respects, the financial position of M3 Capital Partners LLC and its subsidiaries (collectively, the "Company") at December 31, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2010

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 32,906,787
Accounts receivable (net of allowance of $1,094,800)	7,077,039
Investments, at fair value (cost of $692,888)	807,601
Fixed assets, net of accumulated depreciation	1,167,131
Prepaid assets	301,188
Other assets	800,701
Total assets	$ 43,060,447
Liabilities and Members' Equity	
Liabilities	
Accrued compensation and other accrued expenses	$ 4,755,492
Deferred compensation payable	6,793,939
Long-term liabilities	67,748
Other liabilities	122,705
Total liabilities	11,739,884
Members' equity	
Members' capital	31,609,331
Accumulated other comprehensive loss	(288,768)
Total members' equity	31,320,563
Total liabilities and members' equity	$ 43,060,447

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations and Comprehensive Loss
Year Ended December 31, 2009

Revenues	
Placement agent fees	$ 15,359,327
Management fees	1,288,469
Other income	5,470,284
Total revenues	22,118,080
Expenses	
Payroll and related costs	14,373,290
Professional fees	1,874,493
Occupancy costs	2,611,389
Travel and entertainment	854,591
Marketing and presentation costs	381,233
Office expenses	694,845
Insurance expense	263,980
Recruitment	69,926
Depreciation	1,242,553
Industry databases and publications	290,367
Regulatory fees and expenses	79,040
Bad debt expense (recovery)	(790,400)
Other expenses	655,224
Total operating expenses	22,600,531
Net loss before income taxes	(482,451)
Income taxes	686,619
Net loss	(1,169,070)
Other comprehensive loss	
Foreign currency translation adjustments	982,457
Comprehensive loss	$ (186,613)

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
Year Ended December 31, 2009

	Members' Capital	Accumulated Other Comprehensive Loss	Total Members' Equity
Balance at December 31, 2008	$ 39,380,222	$ (1,271,225)	$ 38,108,997
Net loss	(1,169,070)	-	(1,169,070)
Distributions	(6,601,821)	-	(6,601,821)
Foreign currency translation adjustments	-	982,457	982,457
Balance at December 31, 2009	$ 31,609,331	$ (288,768)	$ 31,320,563

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (1,169,070)
Adjustments to reconcile net loss to net cash flows provided by operating activities	
Depreciation expense	1,242,553
Gain on sale of assets	(7,207)
Unrealized depreciation on investments	138,537
Amortization of deferred compensation costs	1,248,643
Bad debt expense (recovery)	(790,400)
Changes in operating assets and liabilities:	
Decrease in accounts receivable	7,681,064
Decrease in prepaid and other assets	1,111,482
Decrease in accrued compensation and other accrued expenses	(2,757,207)
Decrease in deferred compensation liability	(5,429,182)
Decrease in long-term liabilities	(38,147)
Decrease in other liabilities	(18,997)
Net cash flows provided by operating activities	1,212,069
Cash flows from investing activities	
Purchase of fixed assets	(253,035)
Proceeds from sale of fixed assets	7,835
Net investments in real estate private equity funds	(33,674)
Net cash flows used in investing activities	(278,874)
Cash flows from financing activities	
Distributions	(6,601,821)
Net cash flows used in financing activities	(6,601,821)
Effect of exchange rate changes on cash balance	491,085
Net decrease in cash and cash equivalents	(5,177,541)
Cash and cash equivalents	
Beginning of period	38,084,328
End of period	$ 32,906,787
Supplemental cash flow information:	
Taxes paid during the year	$ 2,617,246

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd.") and M3 Capital Partners (HK) Limited ("M3 HK Ltd."), were formed for the purpose of providing global real estate investment banking services, including acting as a placement agent for private and public offerings and providing financial advisory services. M3 is a registered broker-dealer in the United States and has offices in Chicago and New York. M3 Ltd. is a licensed securities dealer in the United Kingdom and maintains an office in London. M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. M3 has formed other subsidiaries to hold minority stakes in these real estate private equity funds. One such subsidiary is owned, in part, by noncontrolling third-party investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D Units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("ASC" or the "Codification") that established the exclusive authoritative reference for U.S. GAAP for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification supersedes all previous non-SEC accounting and reporting standards.

Principles of Financial Presentation
The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The FASB issued accounting guidance associated with consolidation which applies to fiscal years beginning on or after December 15, 2008. The guidance clarifies that noncontrolling interests are to be treated as a separate component of equity, any changes in the ownership interest (in which control is retained) are to be accounted for as capital transactions, and also provides additional disclosure requirements. The Company has determined that the noncontrolling interests in one of its subsidiaries are immaterial to the Company's financial position and results of its operations.

Cash and Cash Equivalents

The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions.

Accounts Receivable

Accounts receivable is comprised primarily of amounts due to the Company for fees earned as placement agent. The receivables are generally due within one year, and are reviewed for potential impairment. At December 31, 2009, the Company estimated its accounts receivable balance due from one counterparty to be uncollectible, and maintained an allowance for doubtful accounts in the amount of $1,094,800. During 2009, the Company collected $790,400 and wrote off $3,318,690 of the balance due from this same counterparty, which was previously reserved for as an allowance for doubtful accounts.

Investments

The Company's investments are comprised of interests in real estate private equity funds. These interests are redeemable only upon approval by all fund investors. In accordance with U.S. GAAP, investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as other income in the consolidated statement of operations and comprehensive loss. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally three to ten years).

Revenue Recognition

Placement agent fees are recognized by the Company pursuant to the applicable placement agreement, generally upon the closing of the individual security issue for placement fees or upon completion of specified tasks.

Reimbursable Expenses

Expenses which are reimbursed by customers of $445,308 are recorded as other income and other expense in the consolidated statement of operations and comprehensive loss.

Other Comprehensive Loss

Other comprehensive loss for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. M3 Ltd. and M3 HK Ltd., whose functional currencies are the British pound sterling and the Hong Kong dollar, respectively, translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Evergreen Investment Advisors LLC
EIA manages real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2009, EIA earned approximately $1.3 million in management fees. In 2009, EIA also earned expense reimbursements of approximately $4.5 million, which is included in other income in the consolidated statement of operations and comprehensive loss. As of December 31, 2009, approximately $2.3 million due from the real estate private equity funds to EIA is included as accounts receivable in the consolidated statement of financial condition.

4. Compensation Plans

Deferred Compensation Plan
The Company offers a deferred compensation plan for management members and select employees. Under the plan, participants are granted deferred compensation awards which are eligible to vest and be paid out over a three year period, subject to discretionary approval by the Board of Directors of the Company. At the time awards are granted, the Company voluntarily invests an amount equal to the awards in a money market fund, which is included in cash and cash equivalents on the consolidated statement of financial condition. The related plan expense and liability are recognized over the course of the anticipated vesting period. Approximately $1.3 million of such expense was recorded in payroll and related costs for the year ended December 31, 2009. The remainder of approximately $2.1 million will be recorded over the future anticipated vesting period.

During 2009, the Company granted approximately $1.3 million of deferred compensation awards and cancelled approximately $5.1 million of unvested awards.

Defined Contribution Plans
The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $285,596 during 2009, which is included in payroll and related costs on the consolidated statement of operations and comprehensive loss.

5. Fixed Assets

Fixed assets consisted of the following at December 31, 2009:

Computer equipment and software	$ 955,005
Office furniture and equipment	1,270,828
Leasehold improvements	757,049
Accumulated depreciation	(1,815,751)
Total fixed assets, net of accumulated depreciation	$ 1,167,131

6. Commitments and contingencies

During 2009, the Company entered into various lease agreements for office space. A related security deposit has been made by M3 in the form of a standby letter of credit in the amount of $25,081 as of December 31, 2009. Future minimum lease payments are as follows:

Years ended December 31,	
2010	$ 492,231
2011	274,597
2012	347,180
2013	120,803
2014	120,803
Thereafter	251,672
	$ 1,607,286

The Company has made capital commitments totaling $3 million to related-party real estate private equity funds. As of December 31, 2009, $580,075 of this commitment had been contributed to the funds and is included in investments on the consolidated statement of financial condition.

7. Income Taxes

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. The 2009 statutory tax rate applicable to UK corporations was 28%. M3 HK Ltd. is subject to Hong Kong corporate taxes calculated using the income tax rates in effect under existing legislation. The 2009 statutory tax rate applicable to Hong Kong corporations was 16.5%.

Total income tax expense for M3 Ltd. and M3 HK Ltd. was $686,619 for the year ended December 31, 2009. This is comprised of current income tax expense of $251,575 and deferred income tax expense of $435,044. The deferred income tax expense is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes), the utilization of deferred income tax assets previously recognized, and a valuation allowance. Temporary differences are due primarily to compensation-related expenses of M3 Ltd. which are accrued but not yet paid, and differences in depreciation timing between financial reporting and tax methods.

At December 31, 2009, a deferred tax asset of $1,115,262 and an offsetting valuation allowance of $580,490 are reflected in other assets on the consolidated statement of financial condition. The valuation allowance was established in 2009, and relates entirely to M3 HK Ltd., which has incurred cumulative losses to date. While the Company remains committed to its operations at the M3 HK Ltd. entity, it is uncertain whether the deferred tax asset will be realizable.

The Company adopted the authoritative guidance on accounting for and disclosure of uncertainty in tax positions (FASB – ASC 740) on January 1, 2009, which required management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has determined that there was no effect on the financial statements from the Company's adoption of this authoritative guidance.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2009, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2003 forward (with limited exceptions).

8. Reserve Requirements and Net Capital Requirements

M3 is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. At December 31, 2009, M3 had net capital of $12,676,757 which exceeded required net capital by $12,505,861.

M3 claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation	M3
Total assets	$ 43,060,447	$ (2,362,507)	$ 40,697,940
Total liabilities	11,739,884	(2,362,507)	9,377,377
Total equity	31,320,563	-	31,320,563

The Company's investments in and receivables from subsidiaries of $22,869,782 is not included in the computation of M3's net capital under Rule 15c3-1.

M3 Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Services Authority in the UK. At December 31, 2009, M3 Ltd. had capital resources of 12.1 million pound sterling, which exceeded its capital resources requirement by 11.2 million pound sterling (equivalent to $19.6 million and $18.1 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. At December 31, 2009, M3 HK Ltd. had capital resources of 11.9 million Hong Kong dollars, which exceeded its capital resources requirement by 8.9 million Hong Kong dollars (equivalent to $1.5 million and $1.1 million U.S. dollars, respectively).

9. Fair Value Measurements

The Company holds investments in real estate private equity funds, which are stated at fair value in the financial statements in accordance with Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by ASC 820 which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical securities.
Level 2 - Prices determined using other significant observable inputs, including quoted prices for similar securities.
Level 3 - Prices determined using significant unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an investment, and would be based on the best information available in the circumstances.

In accordance with U.S. GAAP, the estimated fair value of the Company's interests in real estate private equity funds is determined by using Level 3 significant unobservable inputs. The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' manager based on various methods including discounted cash flows, direct capitalization and earnings multiples.

The following is a reconciliation of assets for which significant unobservable inputs (level 3) were used in determining fair value:

	Real Estate Private Equity Funds
Beginning balance, January 1, 2009	$ 912,464
Unrealized loss in the statement of operations	(138,537)
Contributions to investments	344,004
Returns of capital from investments	(310,330)
Ending balance, December 31, 2009	$ 807,601

The information used in the above reconciliation represents year-to-date activity for any investments identified as using level 3 inputs at either the beginning or the end of the year.

10. Subsequent Events

The Company has evaluated all subsequent events through the issuance of these financial statements on February 22, 2010 and has determined that any events or transactions occurring during this period that would require recognition or disclosure are appropriately reflected in these financial statements and the notes thereto.

SUPPLEMENTAL SCHEDULES

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009 — Schedule I

Net capital	
Total members' equity	$ 31,320,563
Discretionary liabilities	6,813,939
Investments in and receivables from subsidiaries	(22,869,782)
Other non-allowable assets	(2,355,909)
Net capital before haircut	12,908,811
Haircut on securities	(232,054)
Net capital	$ 12,676,757
Aggregate indebtedness (AI)	$ 2,563,438
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 170,896
Excess net capital	$ 12,505,861
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 12,420,413

There are no material differences between the above computation and the computation included on a non-consolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009 **Schedule II**

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Members of
M3 Capital Partners LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of M3 Capital Partners LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010

M3 Capital Partners LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2009

M3 Capital Partners LLC and Subsidiaries

Results of Agreed Upon Procedures
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To M3 Capital Partners LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of M3 Capital Partners LLC for the period from April 1, 2009 through December 31, 2009, which were agreed to by M3 Capital Partners LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M3 Capital Partners LLC's compliance with the applicable instructions of Form SIPC-7T during the nine month period ended December 31, 2009. Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: We compared a payment dated January 15, 2009 in the amount of $150.00 per Form SIPC-7T to a copy of check number 14670 dated January 15, 2009 for $150.00 obtained from M3 Capital Partners LLC's Controller, noting no differences.

2. Compared the sum of the Total Revenue amounts reported on line 9 of the Statement of Income (Loss) of the Form X-17A-5 for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009 with the Total Revenue amount of $3,083,497 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared the deduction on line 2c(8) for other revenue not related either directly or indirectly to the securities business, of $3,083,497 to the amount of revenue included in the Company's audited books and records that represented revenue not related either directly or indirectly to the securities business, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedures 2 and 3, as follows:

PRICEWATERHOUSECOOPERS

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $150, respectively of the Form SIPC-7T, noting no differences.

b. Recalculated the mathematical accuracy of the deduction on page 2, line 2c(8) for other revenue not related either directly or indirectly to the securities business, of $3,083,497, to the amount of revenue included in the Company's audited books and records that represented revenue not related either directly or indirectly to the securities business, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M3 Capital Partners LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010